

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Todd Franklin Watanabe
President and Chief Executive Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361

> **Re: Arcutis Biotherapeutics, Inc.**
> **Schedule TO-I filed January 16, 2024**
> **File No. 005-91349**

Dear Todd Franklin Watanabe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed January 16, 2024; Offer to Exchange

Conditions of this Offer, page 21

1. We note that you have included a condition ((c)(i)) that will be triggered by "any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market, or delete this language. Similarly, in condition (c)(iv), please revise to explain what would constitute "any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States," or delete.

2. We note the inclusion of a condition ((c)(iii)) that will be triggered by "the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States," without any materiality qualifier on the gravity of such an event, without requiring any connection between such an event

and the Offer, and without limiting the event to one directly involving the United States. The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise. Similarly, we note that condition (c)(v) broadly refers to "**any change** in the general political, market, economic or financial conditions in the United States or abroad that **could have** a material adverse effect on the business, condition (financial or other), operations or prospects of Arcutis or on the trading in shares of our Common Stock" (emphasis added). Please revise to narrow or qualify this condition, or advise.

Extension of Offer; Termination; Amendment, page 31

3. We note the following disclosure on page 32: "In the case of an extension, the amendment must be issued no later than 8:00 a.m. Pacific Time on the next U.S. business day after the last previously scheduled or announced Offer Expiration Date." Please note that under Rule 14e-1(d), your announcement must be made no later than 9:00 a.m. Eastern time on the specified date. Please revise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions